CLIFFORD CHANCE US LLP

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Direct Dial: 212-878 8526
Jennifer Gowetski, Esq.	E-mail: kathleen.werner@cliffordchance.com
Stacie Gorman, Esq.
U.S. Securities and Exchange Commission	January 16, 2015
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0404

Carey Watermark Investors 2 Incorporated Registration Statement on Form S-11 (File No. 333-196681)

Dear Ms. Gowetski and Ms. Gorman:

On behalf of Carey Watermark Investors 2 Incorporated (“CWI 2”), we submit for filing Pre-Effective Amendment No. 3 to the captioned Registration Statement.  As previously discussed, we understand that the Staff had no further comments to the Registration Statement, except that  updated financial statements were needed.  Pre-Effective Amendment No. 3 includes audited financial statements as of and for the year ended December 31, 2014.

Thank you for your attention to this filing.  Please let me know if you have any questions.  Thank you.

Sincerely,

/s/ Kathleen L. Werner

Kathleen Werner

Enclosure

cc:                                Sapna Sanagavarapu, Esq.